

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2021

John Honour
Chief Executive Officer
Stereo Vision Entertainment, Inc.
601 E. Charleston Blvd., Suite 100
Las Vegas, NV 89104

> **Re: Stereo Vision Entertainment, Inc.**
> **Offering Statement on Form 1-A**
> **Filed October 29, 2021**
> **File No. 024-11693**

Dear Mr. Honour:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed October 29, 2021

General

1. Please revise the offering statement to fix the maximum number of securities you are offering, as you are required to specify the volume of securities. For this purpose, the dollar cap is insufficient. Please see Rule 253(b)(4).

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

John Honour
Stereo Vision Entertainment, Inc.
November 22, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services